Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

October 5, 2011

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In mid-November of 2009, Barclays Bank PLC launched four Barclays ETN+ Notes, which offer exposure to leveraged returns linked to the performance or inverse performance of the S&P 500® Total Return Index.

The Barclays ETN+ Notes are unlike many common leveraged ETFs and ETNs, which track a fixed multiple of the daily performance of an underlying index. Rather, the Barclays ETN+ Notes are designed to deliver a fixed multiple of index performance over the term of the Barclays ETN+ Notes, less certain costs and fees.

A performance update for the Barclays ETN+ Notes is attached.

Performance Update

Click here to view the ETN+ Performance Update PDF.

The following table below provides a comparison of the ETN+ performance with that of a leveraged ETF over the same period:

Relative Performance:

Leverage	Ticker	ETN+ Performance	Reset ETF*	Outperformance
3x	BXUB	14.14%	-8.07%	22.21%
2x	BXUC	9.96%	0.13%	9.83%
-1x	BXDB	-6.88%	-13.12%	6.24%
-2x	BXDC	-13.21%	-28.65%	15.44%

S&P 500	5.79%

*	ProShares S&P 500® suite

Change in official closing value, November 17, 2009 – September 30, 2011

Historical returns and index levels are for illustrative purposes only and do not constitute a guaranteed return or performance. Any Index performance calculation derived from the level above does not reflect any financing rate, transaction costs or expenses. Because your notes are subject to fees and financing charges, the return on the notes will always be lower than the total return on a direct investment in the equities that underlie the Index. Indexes are unmanaged and one cannot directly invest in an Index. Past performance is not indicative of future returns or results.

IMPORTANT INFORMATION

Selected Risk Considerations

An investment in Barclays ETN+ Notes (the “Notes”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You may lose some or all of your principal: The Notes are exposed to any decline in the level of the Index caused by any daily decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the daily financing charge and daily investing fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. The Notes are riskier than ordinary unsecured debt securities and have no principal protection.

Market and Volatility Risk: The market value of the securities may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your Notes in the secondary market. Factors that may influence the market value of the Notes include prevailing market prices of the U.S. stock markets, the equity securities included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the Notes; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

Your Payment at Maturity or Upon Redemption Will Be Significantly Reduced by the Accrued Financing Charges, Regardless of the Performance of the Index: Your payment at maturity or upon redemption will be significantly reduced by the financing level, which includes accrued financing charges. The accrued financing charges are compounded daily and will increase at a prescribed rate throughout the term of the Notes, regardless of the performance of the Index. As such, the level of the Index must increase significantly in order to offset the substantial accrued financing charges. If the level of the Index does not increase sufficiently, in the case of the ETN+ Long Notes, or decline significantly, in the case of the ETN+ Short Notes, your return at maturity or upon redemption may be less than that of a comparable investment in unleveraged securities with lower fees and may also be less than the principal amount of your investment in the Notes.

Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any index underlying your Notes will rise or fall. The actual performance of the index underlying your Notes or any index component over the term of the respective series of the Notes, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile. Historical results are not indicative of future performance of the Index, the ETN+ Notes or any related investment. Neither Barclays Bank PLC nor Barclays Capital Inc. makes any representation, assurances or guarantees that an investment in a Barclays ETN+ Note will achieve returns consistent with historical results.

Credit of Barclays Bank PLC: The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the Notes, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the Notes prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Leverage Risk: Because an investment in the Notes is leveraged, changes in the level of the Index will have a greater impact on the payout on the Notes than on a payout on securities that are not so leveraged. For the ETN+ Long Notes, any decrease in the level of the Index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the Notes substantially greater than an investor would if the Notes did not contain a leverage component. For the ETN+ Short Notes, any increase in the level of the Index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the Notes substantially greater than an investor would if the Notes did not contain a leverage component.

A trading market for the Notes may not develop: Although the Notes are listed on NYSE Arca, a trading market for the Notes may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to and may stop at any time. We are not required to maintain any listing of the Notes on NYSE Arca or any other exchange. Therefore, the liquidity of the Notes may be limited.

No interest payments from the Notes: You will not receive any interest payments on the Notes.

Restrictions on the Minimum Number of Notes and Date Restrictions for Redemptions: You must redeem at least 25,000 Notes at one time in order to exercise your right to redeem your Notes on an optional redemption date. You may only redeem your Notes on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Additionally, if a stop loss termination event occurs after we receive your notice of redemption but prior to the close of business on the applicable valuation date, your notice of redemption will be deemed ineffective and we will automatically redeem your Notes on the stop loss redemption date at an amount equal to the stop loss redemption value.

Automatic Redemption: If, on any index business day prior to or on the final valuation date, the intraday indicative note value of the Notes becomes less than or equal to $10.00 per Security, a stop loss termination event will be deemed to have occurred and your Notes will be automatically redeemed in an amount equal to the stop loss redemption value. As a result of the leverage component of the Notes, a stop loss termination event may occur following a change in the level of the Index that is significantly less than the change that would trigger a stop loss termination event if there were no leverage component.

Uncertain tax treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Notes and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The Notes may be sold during regular trading hours on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Notes. Notes in the secondary market may result in significant losses. “Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes. © 2011, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”,”500” and “Standard & Poor’s 500TM” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. The Barclays ETN+ Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the securities.

© 2011, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

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